MAILANDER LAW OFFICE, INC.

835 5th Avenue, Ste. 312

San Diego, California 92101

(619) 239-9034

June 27, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-7010

ATTN:

 Mr. Ethan Horowitz, Mr. Robert Carroll

Re:

Mustang Geothermal Corp. (formerly Urex Energy Corp.)

Form 10-K for Fiscal Year Ended March 31, 2010

Filed July 14, 2010;

Item 4.01 Form 8-K

Filed June 10, 2011;

Form 10-Q/A for the Quarter Ending December 31, 2010

Filed May 9, 2011

File No. 0-50191

Dear Mr. Horowitz and Mr. Carroll:

This verifies receipt of your comment letter dated June 14, 2011 (the “Comment Letter”), with respect to the above-captioned Form 10-K for Fiscal Year Ended March 31, 2010, the Form 8-K filed June 14, 2011, and the Form 10-Q/A for the Quarter Ended December 31, 2010, for Mustang Geothermal Corp., a Nevada corporation (the “Company”).

Regarding your comment concerning the Form 8-K, the Company filed today an amended Form 8-K/A correctly including the name of our independent auditor consistent with the PCAOB listing.

Regarding your comment concerning the Company’s disclosures regarding internal controls and procedures over financial reporting in its Form 10-K for the Year Ended March 31, 2010, the Company hereby acknowledges that its future disclosures in this regard will clearly state, and will not qualify its conclusions, regarding the effectiveness of disclosure controls and procedures over financial reporting, the testing over such controls, or the results of any such testing of these controls and procedures regarding the existence of any material weaknesses in accordance with Item 307 of Regulation S-K.

U.S. Securities and Exchange Commission

June 27, 2011

This also confirms my telephone conversation with Mr. Carroll of Friday, June 24, 2011, wherein the Commission agreed to give the Company additional time to respond to the Comment Letter regarding its Form 10-Q/A for the quarter ending December 31, 2010. The Commission granted an extension until July 1, 2011 for the Company to file its response. Thank you for this consideration.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

cc:  Richard Bachman